Filed by Gold Reserve Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Gold Reserve Inc.
Commission File Number: 001-31819
Date: January 6, 2009
On January 6, 2009, Gold Reserve, Inc. posted the below presentation on its website (www.goldreserveinc.com) under the tab Investor Relations:

January 5, 2009 Reject the Rusoro Offer

More Information and Where to Find It Gold Reserve Inc. ("Gold Reserve") has filed a Directors' Circular with the Canadian securities regulatory authorities and a Schedule 14D-9 with the United States Securities and Exchange Commission ("SEC") advising holders of Gold Reserve class A common shares and equity units ("Gold Reserve Shareholders") of the unanimous recommendation of its Board of Directors that Gold Reserve Shareholders reject the unsolicited Rusoro offer, as well as the reasons of the Board of Directors for that unanimous recommendation. All information contained in this Presentation is qualified in its entirety by the more detailed information contained in the Directors' Circular. In the event of any inconsistency between the information contained in the Directors' Circular and the information contained in this Presentation, the information in the Directors' Circular shall take precedence. Gold Reserve Shareholders are urged to read the Directors' Circular (including any supplements thereto) and any other relevant documents that Gold Reserve will file when they become available because they contain (and will contain) important information. A copy of the Directors' Circular may be obtained free of charge on SEDAR at www.sedar.com or on the SEC's website www.sec.gov. Questions can be directed to Gold Reserve's information agent, Laurel Hill Advisory Group, at 1-888-295-4655. Copies of these documents will also be available at no charge from Laurel Hill Advisory Group. For Gold Reserve's periodic TSX (SEDAR) or SEC (EDGAR) filings, please visit www.sedar.com, www.sec.gov or our website at www.goldreserveinc.com and click on the Investor Relations tab.

Cautionary Note Regarding Forward-Looking Statements This Presentation contains certain statements that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended that are based on expectations, estimates and projections as of the date of this Presentation. These forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as "plans", "predicts", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward- looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and other countries to determine the compensation due to Gold Reserve in the event that Gold Reserve and the Venezuelan government do not reach an agreement regarding construction and operation of the Brisas Project, or the Brisas Project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas Project; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve or Rusoro; the potential volatility of both Gold Reserve Shares and Rusoro Shares; the price and value of the Gold Reserve Notes; uncertainty as to the future value of Rusoro, Gold Reserve or the Combined Company; the prospects for exploration and development of projects by Gold Reserve or Rusoro; whether or not an alternative transaction superior to the Rusoro Offer will emerge; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise; and whether or not an alternative transaction superior to the Rusoro Offer may emerge. In addition to being subject to a number of assumptions, forward-looking statements in this Presentation involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including the risks identified under "Important Note for U.S. Investors Concerning Resource Calculations" as well as the risks identified in the filings by Gold Reserve with the SEC and Canadian provincial securities regulatory authorities, including Gold Reserve's annual information form for the year ended December 31, 2007, dated March 31, 2008, and Gold Reserve's Annual Report on Form 40-F for the fiscal year ended December 31, 2007 filed with the SEC on March 31, 2008. The Board of Directors believes that the expectations reflected in the forward-looking statements contained in this Presentation are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Gold Reserve and the Board of Directors have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, you should not place undue reliance on any forward-looking statements contained in this Presentation.

Important Note for U.S. Investors Concerning Resource Calculations Information contained in this Presentation and in Gold Reserve's disclosure documents filed with securities regulatory authorities, including the SEC, that contain descriptions of Gold Reserve's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), a rule developed by the Canadian Securities Administrators, under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council. These definitions differ from the definitions in the SEC Industry Guide 7 under the Securities Act. The definitions of "proven" and "probable" reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Gold Reserve believes it has proven and probable reserves pursuant to Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and as to both their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases, and such estimates are not part of SEC Industry Guide 7. NI 43-101 established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates of Gold Reserve contained in this Presentation have been prepared in accordance with NI 43-101 and the CIM, Metallurgy and Petroleum Classification System.

Reasons to Reject the Rusoro Offer REJECT the Rusoro Offer and DO NOT TENDER your Gold Reserve Shares The Rusoro Offer does not represent a premium as it does not adequately compensate Gold Reserve Shareholders for the fair value of the world-class Brisas Project or Gold Reserve's cash assets The Gold Reserve Board believes Rusoro lacks the financial resources to fund its aggressive growth plans for the proposed combined company Rusoro's claim that Gold Reserve Shareholders would own approximately 30.4% of the proposed combined company is misleading Based on Rusoro's track record, Gold Reserve does not believe Rusoro has the operational expertise necessary to even maintain, much less enhance, the value of the proposed combined company Financial and mining experts raise material concerns regarding Rusoro 1 2 3 4 5 Rusoro has accessed Gold Reserve's Choco 5 Project without Gold Reserve's authorization and has conducted unauthorized exploration sample drilling 6

Reasons for the Recommendation REJECT the Rusoro Offer and DO NOT TENDER your Gold Reserve Shares There is no reason to believe that Gold Reserve Shareholders would benefit from Rusoro's purported "established" relationship with the Venezuelan government Gold Reserve's financial advisors, J.P. Morgan Securities Inc. and RBC Capital Markets, have each provided a written opinion dated December 30, 2008 that the consideration offered under the Rusoro Offer is inadequate, from a financial point of view, to Gold Reserve Shareholders The Rusoro Offer is not a Permitted Bid under Gold Reserve's Shareholder Rights Plan The timing of the Rusoro Offer is opportunistic and disadvantageous to Gold Reserve Shareholders 7 8 9 10

Summary of Rusoro's Hostile Offer The Rusoro Offer 3 Rusoro Shares for every 1 Class A Common Share or Equity Unit of Gold Reserve Rusoro Offer is equivalent to ~$0.87 (C$1.08) per Gold Reserve share(1) Rusoro is paying nothing for Gold Reserve's 10.2Moz of proven and probable gold(2) Take-over bid expires at 12:00 AM EST at the end of January 21, 2009 Shortest possible offer period Conditions Include Minimum tender conditions of 66 2/3% of the outstanding Gold Reserve shares The Board shall have either waived or set aside Gold Reserve's Rights Plan The execution of a supplemental indenture in respect of Gold Reserve's 5.50% Senior Subordinated Convertible Notes due June 15, 2022 Rusoro gives no indication of how this condition can be satisfied as it is wholly outside of Rusoro's control REJECT the Rusoro Offer and DO NOT TENDER your Gold Reserve Shares Based on the closing price of Rusoro shares (C$0.36) and the US$/C$ exchange rate (1.2479) on December 12, 2008 (the last trading day prior to the announcement of the Rusoro Offer) Adjusted cash balance as per Directors' Circular reflects $109 million in cash, restricted cash and investments, and approximately $47 million worth of purchased and deployable equipment

Rusoro's Offer Does Not Adequately Compensate Gold Reserve Shareholders

- Rusoro Offer is equivalent to ~$0.87 (C$1.08) per Gold Reserve share(1)
- Gold Reserve has ~$2.71 (C$3.38) per share of cash and equivalents(2)
- Gold Reserve has ~$0.91 (C$1.14) per share of net cash (net of notes) + deployable equipment(2,3)
- Rusoro is paying nothing for Gold Reserve's 10.2Moz of proven and probable gold
- In October 2007, Rusoro paid ~$72/oz of gold for Gold Fields' Venezuelan asset (Choco 10)
  - Included ~$180M or ~$25/oz in cash
- In June 2008, Rusoro paid ~$55/oz of gold for Hecla's Venezuelan assets (Isidora & La Camorra Mill)
  - Included ~$20M or ~$45/oz in cash

(1) Based on the closing price of Rusoro shares (C$0.36) and the US$/C$ exchange rate (1.2479) on December 12, 2008 (the last trading day prior to the announcement of the Rusoro Offer)

(2) Calculated based on 57.6 million class A common shares outstanding, and cash and cash equivalents of approximately $156 million, including approximately $109 million in cash, restricted cash and investments and purchased and deployable equipment of approximately $47 million

(3) Assumes face value of notes of $103.5 million

7

REJECT the Rusoro Offer and **DO NOT TENDER** your Gold Reserve Shares

Why Has Rusoro Made a Hostile Offer for Gold Reserve? Acquire Gold Reserve's Cash The Board believes: Rusoro's financial viability is uncertain Rusoro needs Gold Reserve's cash to fund its operations Rusoro's Offer is effectively an equity offering by Rusoro Offer proposes to acquire Gold Reserve at a discount to its cash value Anticipate Mining Sector Reforms The Board believes: Rusoro's bid is timed to precede potential share price impact of implementation of anticipated Venezuelan mining sector reform Rusoro is taking advantage of Gold Reserve's current low share price which appears to ascribe value only to Gold Reserve's cash Obtain Brisas Project The Board believes: Rusoro's small-scale projects continue to be plagued by operational challenges Rusoro needs world-class Brisas Project to bolster its existing operations It is easy to see why Rusoro needs Gold Reserve It is difficult to understand why Gold Reserve would want Rusoro

Disproportionate Contribution

	Gold Reserve's Contribution	Rusoro's Contribution
Asset Base	▪ Advanced-stage Brisas Project ▪ Highly prospective Choco 5 Project ▪ ~$109M of cash and equivalents ▪ ~$47M worth of deployable equipment ▪ ~$230M of investment in Brisas Project	▪ Several small-scale operations ▪ Track record of operational problems ▪ An asset base almost all of which is pledged as collateral for $80M Hambro / Endeavour Loan › Due in June 2010 ▪ ~$21M of cash
Liquidity	▪ NYSE Alternext and TSX listings › Ticker Symbol: GRZ	▪ TSX Venture exchange › Ticker Symbol: RML

9

REJECT the Rusoro Offer and **DO NOT TENDER** your Gold Reserve Shares

Gold Reserve Making Disproportionate Contribution REJECT the Rusoro Offer and DO NOT TENDER your Gold Reserve Shares Includes proven and probable reserves Includes approximately 36 million Rusoro Shares issuable upon the exercise of outstanding options, approximately 108 million Rusoro Shares issuable upon the exercise of outstanding warrants to purchase Rusoro Shares, and approximately 78 million (based on the December 26, 2008 exchange rate of US$1 = C$1.2207) Rusoro Shares issuable upon the conversion of the aggregate principal amount of the Hambro/Endeavour Loan for Rusoro Shares if Rusoro does not repay in cash the $80 million due under the loan on June 10, 2010 Rusoro Gold Reserve Relative Contribution Proposed Ownership Proven & Probable Gold Reserves Cash Proven & Probable Copper Reserves Measured & Indicated Gold Resources(1) Fully-Diluted Equity Allocation(2) Non-Diluted Equity Allocation

Rusoro's Offer Does Not Represent a Premium Comparison of Recent Transaction Multiples(1) REJECT the Rusoro Offer and DO NOT TENDER your Gold Reserve Shares Based on gold-only in-situ inventory consisting of measured, indicated and inferred resources (measured and indicated resources are inclusive of proven and probable reserves) Based on the closing price of Rusoro shares (C$0.36) and the US$/C$ exchange rate (1.2479) on December 12, 2008 (the last trading day prior to the announcement of the Rusoro Offer) Calculated based on 57.6 million class A common shares outstanding, and cash and cash equivalents of approximately $156 million, including approximately $109 million in cash, restricted cash and investments and purchased and deployable equipment of approximately $47 million Assumes face value of notes of $103.5 million 09 Oct 07 31 Mar 08 21 Apr 08 24 Jul 08 11 Dec 08 11 Oct 07 19 Jun 08 15 Dec 08 (2,3,4)

Gold Reserve's World-Class Brisas Project One of the world's largest undeveloped gold projects Comparison of Large, Undeveloped Gold Resource Projects(1,2) REJECT the Rusoro Offer and DO NOT TENDER your Gold Reserve Shares Project Las Cristinas Brisas Angostura Fruta Del Norte Rosia Montana Hope Bay Canadian Malartic Company Reflects gold-only resource ounces. Does not include over 5.1 million ounces of gold equivalent copper resources at Brisas (assuming conversion at $750/oz gold and $1.75/lb copper) Brisas cut-off grade of 0.3 Detour Lake

Concerns Regarding Rusoro's Financial Resources Liquidity Concerns(1) "The financial viability of Rusoro is uncertain at best. Rusoro has not been able to generate positive cash flows (or profits) from operations since becoming an active mining company" ^ Rosen & Associates Limited, Independent Investigative Accountants The Board asked independent investigative accountants Rosen & Associates Limited to review the public financial disclosure by Rusoro (the Rosen report is attached as Schedule E to the Directors' Circular) Burden of Hambro / Endeavour Loan Substantially all Rusoro's assets are encumbered by $80M Hambro / Endeavour Loan May be required to repay $80M in cash by June 2010 or risk the loss of substantially all of its "producing" property REJECT the Rusoro Offer and DO NOT TENDER your Gold Reserve Shares The Board Believes Rusoro Has No Plan and Insufficient Financial Resources To: Resolve the significant operational deficiencies at the Choco 10 mine Finance its aggressive development and expansion plans at its Choco 10 mine and the Increible 6 Project, which Rusoro identifies as one of the reasons for the Rusoro Offer Finance its plans to develop the Choco 5 Project Repay the $80 million Hambro/Endeavour Loan Repay the approximately $103 million principal amount of Gold Reserve Notes outstanding once Gold Reserve's cash has been consumed to fund Rusoro's shortfalls and commitments Pay the approximately $337 million of future income tax liability disclosed, but not explained, in Rusoro's 2008 3rd Quarter financials

Concerns Regarding Rusoro's Financial Resources Total debt reflects Hambro / Endeavour Loan, ST borrowings, and current portion of LT debt The Board asked independent mining industry consultants Behre Dolbear & Company (USA), Inc. to review the public technical disclosure concerning Rusoro's operations (the Behre Dolbear Report is attached as Schedule D to the Directors' Circular) Rusoro share price as of market closing on December 12, 2008 (the last trading day prior to the announcement of the Rusoro Offer) Rusoro's Production Fails to Make a Positive Contribution to its Operations(1,2,3) REJECT the Rusoro Offer and DO NOT TENDER your Gold Reserve Shares Monthly Avg Gold Prod. (oz) 8,346 8,354 7,361 n/a Avg. Realized Gold Price (US$/oz) 756 728 676 n/a Avg. Spot Gold Price (US$/oz) 917 903 825 n/a Cash Cost (US$/oz) 499 769 713 n/a Realized Margin (US$/oz) 257 (41) (37) n/a The cash that Rusoro borrowed in Q2 2008 is largely gone, but the debt remains

Rusoro's Poor Operating Performance

Summary of Behre Dolbear's Analysis of Rusoro's Operational Deficiencies[1]

Red text denotes actual results which failed to achieve forecast results

		Rusoro			
		2008 Forecast	First 9 Months 2008[2]		
			Q1	Q2	Q3
Mine Operations					
Monthly Average Ore Mined	*(tonnes)*	155,750	**154,867**	207,355	189,824
Strip Ratio		4.85	**3.47**	**2.67**	**2.65**
Monthly Average Head Grade	*(g/t)*	2.39	**1.41**	**1.39**	**1.92**
Mill Operations					
Monthly Average Gold Production	*(ounces)*	9,955	**8,346**	**8,354**	**7,361**
Monthly Average Gold Recovery	*(%)*	92.9	**86.6**	**87.0**	**87.0**
Financial Results					
Average Spot Gold Price	*(US$/oz)*	n/a	917	903	825
Average Realized Gold Price	*(US$/oz)*	550	756	728	676
Cash Cost	*(US$/oz)*	339	**499**	**769**	**713**

(1) The Board asked independent mining industry consultants Behre Dolbear & Company (USA), Inc. to review the public technical disclosure concerning Rusoro's operations (the Behre Dolbear Report is attached as Schedule D to the Directors' Circular)

(2) Rusoro has disclosed 9,246 ounces of gold production in November, but has remained silent on production figures for October

15

REJECT the Rusoro Offer and **DO NOT TENDER** your Gold Reserve Shares

Rusoro Has Significant Operational Disclosure Omissions[1]

Incorrect Published Ore Reserve Information

- Rusoro provided incorrect reserve information in its December 15, 2008 takeover bid announcement
  - The reserve information failed to deduct ore mined from Choco 10 in the period October 1, 2007 through September 30, 2008, thus overstating current reserves
- Rusoro has failed to comment on the likely negative impact on its ore reserves of:
  - Higher costs of production
  - Lower grades and related lower recoveries
  - Official Venezuelan exchange rate

Deficient Disclosure

Rusoro's Gold Production Cost Disclosure vs. Gold Institute Production Cost Standard

	Gold Institute	Rusoro
Direct Mining Expenses	✓	✗
Stripping and Mine Development Adjustments	✓	✗
Third-party Smelting, Refining and Transportation Costs	✓	✗
By-product Credits	✓	✗
Other	✓	✗
Cash Operating Costs	✓	✓[1]
Royalties	✓	✗
Production Taxes	✓	✗
Total Cash Costs	✓	✗
Depreciation	✓	✗
Depletion/Amortization	✓	✗
Reclamation and Mine Closure	✓	✗
Total Production Costs	✓	✗

(1) The Board's belief is based on the Behre Dolbear & Company (USA), Inc. review of the public technical disclosure concerning Rusoro's operations (the Behre Dolbear Report is attached as Schedule D to the Directors' Circular)

16

REJECT the Rusoro Offer and **DO NOT TENDER** your Gold Reserve Shares

Material Concerns Cited in Independent Expert Reports Report of Independent Investigative Accountants(1) "In our opinion, Rusoro's financial reporting of its historical results and of the pro forma combined entity does not provide sufficient information for GRI's shareholders to make an informed assessment about the Offer. The available information indicates that there are serious concerns that need to be addressed, such as the discrepancies in Rusoro's gold sale prices, its accounting for production costs and its extensive related party dealings..." ^Rosen & Associates Limited, Independent Investigative Accountants The Board asked independent forensic accountants Rosen & Associates Limited to review the public financial disclosure by Rusoro (the Rosen report is attached as Schedule E to the Directors' Circular) The Board asked independent mining industry consultants Behre Dolbear & Company to review the public technical disclosure concerning Rusoro's operations (the Behre Dolbear Report is attached as Schedule D to the Directors' Circular) REJECT the Rusoro Offer and DO NOT TENDER your Gold Reserve Shares Report of Independent Mining Industry Consultants(2) "Succinctly, based on our review, Behre Dolbear has concluded that Rusoro's filings lack sufficient information from which a typical investor could make an informed decision. The published ore reserve information is clearly incorrect as it fails to account for reserves which have already been mined. Rusoro has failed to comment on the likely reduction in ore reserves that would occur if the higher costs of production, the lower ore grades and related lower recoveries, and the effects of the official Venezuelan exchange rate and controls on selling gold continue. The compounding effect of the higher costs, reduced mine life and receiving lower than market prices for gold produced will significantly impair the cash flow of Rusoro." ^Behre Dolbear & Company (USA) Inc., Independent Mining Industry Consultants

Venezuela Choco 5 Brisas Caracas Choco10 Rusoro Drilled Gold Reserve's Choco 5 Property Without Permission Rusoro's subsidiary is Promotora Minera de Guayana, S.A. REJECT the Rusoro Offer and DO NOT TENDER your Gold Reserve Shares Gold Reserve Rusoro Mining Agents / employees of Rusoro's subsidiary(1) have accessed the Choco 5 Project Drill samples were obtained without Gold Reserve's permission Rusoro has acknowledged possession of drilling samples for the Choco 5 Project, but has never provided any of those results to Gold Reserve despite repeated requests The Board believes Rusoro must have, or must think it has, material information regarding the value of Choco 5 Gold Reserve Shareholders should not tender without knowing what Rusoro knows about Choco 5

19 Gold Reserve Questions Rusoro's "Relationship" with Venezuelan Government Rusoro Subject to Same Mining Law and Government Action as Gold Reserve No basis to Rusoro's claim of an "established" relationship with Venezuelan government Rusoro is subject to the same mining laws / government actions as all mining companies operating in Venezuela Mining Sector Reforms Expected in Near Future Mining sector reforms expected to be announced in near future No reason to believe that Rusoro will have any advantage over any other company Gold Reserve expects to meet in January 2009 with the Venezuelan government Meeting to address anticipated mining sector reforms and potential impact on Brisas REJECT the Rusoro Offer and DO NOT TENDER your Gold Reserve Shares Key Considerations Regarding Rusoro's "Relationship" with Venezuelan Government Rusoro has not obtained all of the permits it requires for the Choco 10 mine The Board of CVG (a Venezuelan state company) and the council of Ministers have not approved Rusoro's claimed 95% ownership interest in Choco 4 and 10 Rusoro's average realized sales price per ounce of gold is approximately 26% lower than market spot rates (for the nine months ended September 30, 2008)

20 Rusoro Offer is Not a Permitted Bid Under The Rights Plan Purpose of the Rights Plan To provide the Board and Shareholders with sufficient time to properly consider a bid To ensure that all Gold Reserve Shareholders are treated fairly Rusoro Offer is Not a Permitted Bid To be a "Permitted Bid", a take-over bid must be: Open for at least 60 days Accepted by the holders of more than 50% of the Gold Reserve Shares The Rusoro Offer is not open for 60 days Rusoro has right to waive the condition that requires a minimum level of acceptance Detrimental and coercive to Gold Reserve Shareholders Concerns Regarding Rusoro's Possession of Unauthorized Information The Board believes Rusoro gained access to information on Choco 5 through unauthorized means The Board believes Rusoro has benefited from access to confidential information regarding Gold Reserve Opportunity to Make Permitted Bid Rusoro had the ability to make a Permitted Bid Rights Plan, approved by Gold Reserve Shareholders, has been in place for many years Rusoro chose not to make a Permitted Bid REJECT the Rusoro Offer and DO NOT TENDER your Gold Reserve Shares

21 Timing of the Rusoro Offer is Opportunistic Implied Offer Price(3) vs. Cash Value Per Share(1) vs. Net Cash + Equipment Value Per Share(2) REJECT the Rusoro Offer and DO NOT TENDER your Gold Reserve Shares Cash value per share includes approximately $109 million in cash, restricted cash and investments (as per Directors' Circular) converted to C$ using an exchange rate of C$1.2222/US$ Net of approximately $103.5 million in notes at face value, plus approximately $47 million worth of purchased and deployable equipment (as per Directors' Circular) converted to C$ using an exchange rate of C$1.2222/US$ 3 Rusoro Shares for 1 Gold Reserve Share; Last twelve months to December 12, 2008 (last trading day prior to Rusoro's announcement of offer) Rusoro Offer is opportunistically timed to take advantage of Gold Reserve's recent low trading prices Offer Represents Significant Discount Cash Value Per Gold Reserve Share is more than 2x Rusoro's Offer Price(1) Net Cash + Equipment Value Per Gold Reserve Share is more than Rusoro's Offer Price(2)

22 Gold Reserve's Plan REJECT the Rusoro Offer and DO NOT TENDER your Gold Reserve Shares Four Clear Avenues to Maximize Value for Shareholders Gold Reserve has four courses of action available at this time: Resolve with Venezuelan government the current status of the Brisas Project Proceed with development with the support of the government Seek settlement with Venezuelan government if development not permitted Proceed only if terms are acceptable to Gold Reserve Seek remedies under Venezuela's legal system or bilateral investment treaties Bilateral treaties provide protection of Gold Reserve's rights in Venezuela Venezuela has a track record of compensating owners Continue to evaluate other opportunities to maximize value for Gold Reserve Shareholders Able to effectively deploy cash and equipment held outside of Venezuela to capitalize on opportunities in North and South America 1 2 3 The Board believes any of these courses of action can be expected to realize much greater value than the Rusoro Offer Rusoro is paying nothing for the Brisas Project 4

23 Reasons to Reject the Rusoro Offer The Rusoro Offer does not represent a premium as it does not adequately compensate Gold Reserve Shareholders for the fair value of the world-class Brisas Project or Gold Reserve's cash assets The Gold Reserve Board believes Rusoro lacks the financial resources to fund its aggressive growth plans for the proposed combined company Rusoro's claim that Gold Reserve Shareholders would own approximately 30.4% of the proposed combined company is misleading Based on Rusoro's track record, Gold Reserve does not believe Rusoro has the operational expertise necessary to even maintain, much less enhance, the value of the proposed combined company Financial and mining experts raise material concerns regarding Rusoro 1 2 3 4 5 Rusoro has accessed Gold Reserve's Choco 5 Project without Gold Reserve's authorization and has conducted unauthorized exploration sample drilling 6 There is no reason to believe that Gold Reserve Shareholders would benefit from Rusoro's purported "established" relationship with the Venezuelan government Gold Reserve's financial advisors, J.P. Morgan Securities Inc. and RBC Capital Markets, have each provided a written opinion dated December 30, 2008 that the consideration offered under the Rusoro Offer is inadequate, from a financial point of view, to Gold Reserve Shareholders The Rusoro Offer is not a Permitted Bid under Gold Reserve's Shareholder Rights Plan The timing of the Rusoro Offer is opportunistic and disadvantageous to Gold Reserve Shareholders 7 8 9 10 REJECT the Rusoro Offer and DO NOT TENDER your Gold Reserve Shares